Via EDGAR and Federal Express

October 18, 2013

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Arc Logistics Partners LP
Registration Statement on
Form S-1 File No.: 333-191534

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Arc Logistics Partners LP (the “Partnership,” “we,” “us” or “our”) hereby confidentially submits our currently expected offering terms of the initial public offering (the “Offering”) of our common units representing limited partner interests (the “Common Units”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering. The Partnership expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-191534, as amended (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of Common Units to be offered as of October 18, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19 to $21 per Common Unit, with a midpoint of $20 per Common Unit. In the Offering, the Partnership proposes to sell up to 6,000,000 Common Units. The Partnership has also granted the underwriters a 30-day option to purchase up to an aggregate of 900,000 additional Common Units from the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

*        *        *         *        *

[Remainder of page intentionally blank]

Please direct any questions that you have with respect to the foregoing to Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours, ARC LOGISTICS PARTNERS LP

By: ARC LOGISTICS GP LLC, its general partner

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:	Brad Skinner (Securities and Exchange Commission)
Paul Monsour (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)
Michael Swidler (Vinson & Elkins L.L.P.)

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 18, 2013

PROSPECTUS

Arc Logistics Partners LP

6,000,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 6,000,000 common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol “ARCX.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 21.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their services agreements may be reduced or suspended, which would adversely affect our business, financial condition, results of operations, and ability to make quarterly distributions to our unitholders.

•	Our financial results depend on the supply and demand for the crude oil, petroleum products and chemicals that we store and distribute, among other factors.
•

We depend on a relatively limited number of customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, any of our key customers could adversely affect our business, financial condition, results of operations, and ability to make quarterly distributions to our unitholders.

•

Lightfoot Capital Partners GP LLC owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Lightfoot Capital Partners GP LLC and its owners, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.
•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
•	Unitholders will experience immediate and substantial dilution of $7.06 per common unit.
•

There is no existing market for our common units, and a trading market that will provide our unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders could be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary—Emerging Growth Company Status.”

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Arc Logistics Partners LP (before expenses)	$	$

(1)	Excludes a structuring fee of 0.75% of the gross offering proceeds payable to Citigroup Global Markets Inc. and Barclays Capital Inc. Please read “Underwriting.”

The underwriters may purchase up to an additional 900,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about             , 2013 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	Barclays
SunTrust Robinson Humphrey

Co-Managers

RBC Capital Markets	Baird	Stifel

Global Hunter Securities

Prospectus dated             , 2013

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and unaudited pro forma condensed combined financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

References in this prospectus to “Predecessor,” “our predecessor,” “we,” “our,” “us” or like terms when used in a historical context refers to Arc Terminals LP and its subsidiaries, which our sponsor is contributing to us in connection with this offering. When used in the present tense or prospectively, those terms refer to Arc Logistics Partners LP and its subsidiaries. References in this prospectus to “our sponsor” or “Lightfoot” refer to Lightfoot Capital Partners, LP and its general partner, Lightfoot Capital Partners GP LLC. References to “our general partner” refer to Arc Logistics GP LLC, which owns a non-economic general partner interest in us, and will initially own all of our incentive distribution rights. References to “GCAC” and “Center Oil” refer to Gulf Coast Asphalt Company, L.L.C. and GP&W, Inc., d.b.a. Center Oil, and affiliates, including Center Terminal Company-Cleveland, respectively, each of whom will contribute their limited partner interests in Arc Terminals LP to us upon the consummation of this offering in exchange for limited partner interests in Arc Logistics Partners LP. References to “Gulf LNG Holdings” refer to Gulf LNG Holdings Group, LLC and its subsidiaries, which own a liquefied natural gas regasification and storage facility in Pascagoula, MS, which we refer to as the “LNG Facility,” and in which we intend to use a portion of the proceeds from this offering to acquire a 10.3% limited liability company interest, which we refer to as the “LNG Interest.” We include as Appendix B a glossary of some of the terms used in this prospectus.

Unless the context otherwise requires, financial and operating data presented in this prospectus on a pro forma basis give effect to (i) the acquisition of Arc Terminals Mobile Holdings, LLC from GCAC, (ii) the contribution of Arc Terminals LP and Arc Terminals GP to us by our sponsor, GCAC and Center Oil and the issuance by us of common units and subordinated units in exchange and (iii) the issuance of common units to the public and the application of the net proceeds therefrom as described in “Use of Proceeds,” including the acquisition of the LNG Interest, as if each such event occurred on June 30, 2013 for pro forma balance sheet purposes and on January 1, 2012 for all other pro forma financial statement and operating data purposes.

Arc Logistics Partners LP

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed by Lightfoot to own, operate, develop and acquire a diversified portfolio of complementary energy logistics assets. We are principally engaged in the terminalling, storage, throughput and transloading of crude oil and petroleum products. We intend to use a portion of the proceeds from this offering to acquire the LNG Interest. We are focused on growing our business through the optimization, organic development and acquisition of terminalling, storage, rail, pipeline and other energy logistics assets that generate stable cash flows.

Our primary business objective is to generate stable cash flows that enable us to pay quarterly cash distributions to our unitholders and, over time, increase our quarterly cash distributions. We intend to achieve this objective by evaluating long-term infrastructure needs in the areas we serve and by growing our network of energy logistics assets through expansion of our existing facilities, the construction of new facilities in existing or new markets and strategic acquisitions from our sponsor and third parties.

1

Competitive Strengths

We believe we are well-positioned to execute our business strategies successfully because of the following competitive strengths:

•

We are a service provider and do not compete with our customer base.    We provide our customers with a wide variety of services under agreements where we assist in the receipt and delivery of products and accordingly do not take title to any product. As a result, we do not market any products that compete with our customers’ businesses and do not have direct exposure to commodity price fluctuations. Additionally, as an independent operator the reduced potential for conflicts with our customers broadens our potential customer access and resulting revenue base. Further, as diversified energy companies continue to divest their energy logistics assets, our independence allows for additional acquisition opportunities.

•

Our energy logistics assets are strategically located across diverse regional economies.    We own assets in ten states in the East Coast, Gulf Coast and Midwest regions of the United States. Our geographic diversity not only allows us to take advantage of regional opportunities, but also mitigates the impact of isolated regional economic disruptions, thereby increasing cash flow stability. Additionally, we believe the geographic diversity of our assets allows us the opportunity to provide our customers with additional flexibility to expand into new areas by providing access to multiple markets in the United States.

•

Our energy logistics assets offer customers multiple supply and delivery modes.    Our facilities are supplied by major petroleum product pipelines, rail, marine and truck with the ability to deliver product via rail, marine and truck. These multiple supply and delivery modes allow our customers substantial flexibility with the movement of their product and allow us to generate incremental revenues from product movements.

•

We offer a diverse slate of product storage options for our customers.    We provide storage alternatives for a wide array of products, including gasoline, distillates, aviation gas, asphalt, fuel oil, crude oil, ethanol, biodiesel and chemicals, such as methanol and crude tall oil. Many of our facilities have the flexibility to offer storage of additional products and have additional available capacity as customer demand changes. Many of the specialty products require special or segregated storage capabilities. Certain of our facilities have specialized tanks and tank systems or segregated storage for our customers, which allows us to handle specialty products and provides us with a competitive advantage. We possess the ability to upgrade and enhance our existing assets to meet the service needs of our customers. For example, our asphalt storage provides heated tankage to maintain the fluidity of the product for delivery. The diversity of the services that we offer provides us with the opportunity to attract a broad range of customers and to expand the services we can offer to existing customers.

•

In connection with this offering, we will have the financial flexibility to fund growth.    Immediately following the completion of this offering, we expect to amend and restate our existing credit facility (the “amended and restated credit facility”). Our amended and restated credit facility will be comprised of a $175 million revolver with a $100 million accordion feature to fund acquisitions. We expect the amended and restated credit facility will have $60 million of available borrowing capacity at the time of the offering. We believe our available borrowing capacity and our access to the capital markets should provide us with the financial flexibility necessary to pursue organic expansion and acquisition opportunities.

•

We have an experienced, proven and incentivized management team.    Each of the executive officers of our general partner has played an instrumental role in the successful acquisition and operation of our sponsor’s investments since its inception in 2007. Additionally, the executive officers have in excess of 50 years of combined experience in the management, financing, development and acquisition of energy-related assets. We believe the level of operational and financial expertise of our management team will prove critical in successfully executing our business strategies.

Risk Factors

An investment in our common units involves risks. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Arc Logistics GP LLC, a wholly owned subsidiary of our sponsor, Lightfoot. Following this offering, our sponsor will own approximately 1.1% of our outstanding common units and 84.6% of our outstanding subordinated units. As a result of owning our general partner, our sponsor will own all of our incentive distribution rights and will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the New York Stock Exchange (“NYSE”). At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our sponsor will appoint our second independent director within 90 days of the effectiveness of the registration statement of which this prospectus forms a part (the “effective date”) and our third independent director within one year of the effective date. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Upon the closing of this offering, we will not directly employ any of the executive officers responsible for managing our business. All of the executive officers that will be responsible for managing our day to day affairs are officers of Lightfoot and, therefore, will have responsibilities to each of us, our general partner and Lightfoot after this offering. We will enter into a services agreement with our general partner and Lightfoot in connection with this offering, which will provide, among other matters, that Lightfoot will make available to our general partner the services of its executive officers and employees who serve as our general partner’s executive officers, and that we, our general partner and our subsidiaries, as the case may be, will be obligated to reimburse Lightfoot for any allocated portion of the costs that Lightfoot incurs in providing compensation and benefits to such Lightfoot employees, with the exception of costs attributable to Lightfoot share-based compensation.

Following the consummation of this offering, neither our general partner nor our sponsor will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including our sponsor, for all expenses they incur and payments they make on our behalf pursuant to our partnership agreement and the services agreement. Our partnership agreement will not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.”

Relationship with Lightfoot

One of our principal attributes is our relationship with our sponsor, Lightfoot. Lightfoot is a private investment vehicle that focuses on investing directly in master limited partnership-qualifying businesses and assets. Lightfoot investors include affiliates of, and funds under management by, GE EFS, Atlas Energy, LP, BlackRock Investment Management, LLC, Magnetar Financial LLC, CorEnergy Infrastructure Trust, Inc. and Triangle Peak Partners Private Equity, LP. Lightfoot intends to utilize us as a growth vehicle for its energy logistics business to facilitate future organic expansion and acquisitions. Lightfoot has a significant interest in us through its ownership of a 42.9% limited partner interest, our general partner and all of our incentive distribution rights.

Lightfoot’s stated strategy is to make investments by partnering with, promoting and supporting strong management teams to build growth-oriented businesses or industry verticals. Lightfoot provides extensive financial and industry relationships and significant master limited partnership experience, which assist in growth via acquisitions and development projects by identifying:

•	efficient operating platforms with deep industry relationships;

•	significant expansion opportunities through add-on acquisitions and development projects;

•	stable cash flows with fee-based income streams, limited commodity exposure and long-term contracts; and

•	scalable platforms and opportunities with attractive fundamentals and visible future growth.

Our relationship and access to our sponsor’s expertise in mergers and acquisition transactions will be a significant attribute to achieving our growth objectives.

Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner that it believes is not adverse to our interest. However, the officers and directors of our general partner also have a duty to manage our general partner in a manner beneficial to our sponsor, Lightfoot, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our sponsor and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the default fiduciary duties that would otherwise be owed by our general partner to our unitholders. The effect of these provisions is to restrict the remedies available to our unitholders for actions that might otherwise constitute a breach of duties of our general partner or its directors or officers. Our partnership agreement also provides that affiliates of our general partner, including Lightfoot and its owners, are not restricted from competing with us and have no obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner and its directors and officers, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices

Our principal executive offices are located at 725 Fifth Avenue, 19th Floor, New York, NY 10022, and our phone number is (212) 993-1290. Our website is www.arcxlp.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

•

in exchange for these contributions, we will issue 68,617 common units and 5,146,264 subordinated units to our sponsor, 11,685 common units and 876,391 subordinated units to Center Oil, and 779 common units, 58,426 subordinated units and the right to receive approximately $29.6 million of the net proceeds of this offering to GCAC;

•	Arc Terminals GP LLC and Arc Terminals LP merge with Arc Terminals GP LLC surviving and then changing its name to “Arc Logistics LLC”;

•

we intend to issue 6,000,000 common units to the public and will receive net proceeds of $107.9 million at an assumed initial offering price of $20.00 per unit after deducting the estimated underwriting discount, structuring fee and offering expenses;

•

we intend to use the net proceeds to fund the purchase of the LNG Interest from an affiliate of GE EFS, to make a distribution to GCAC as partial consideration for the contribution of its limited partner interests in Arc Terminals LP as set forth in the second bullet above, to repay intercompany payables owed to our sponsor and to reduce amounts outstanding under our amended and restated credit facility; and

•	we intend to amend and restate our existing credit facility to refinance our outstanding indebtedness.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 900,000 additional common units. Any net proceeds received from the exercise of this option will be used to further reduce amounts outstanding under our amended and restated credit facility.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

(1)	In connection with the closing of this offering, our Predecessor will merge with Arc Terminals GP LLC with Arc Terminals GP LLC surviving. The surviving entity will then change its name to “Arc Logistics LLC.”

Public Unitholders	6,000,000	49.3%
Interests of GCAC:
Common Units	779	0.0%
Subordinated Units	58,426	0.5%
Interests of Center Oil:
Common Units	11,685	0.1%
Subordinated Units	876,391	7.2%
Interests of Lightfoot:
Common Units	68,617	0.6%
Subordinated Units	5,146,264	42.3%
Non-economic General Partner Interest		0.0%
Incentive Distribution Rights	—	— (a)

	12,162,162	100.0%

(a)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

The Offering

Common units offered to the public	6,000,000 common units.

6,900,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	6,081,081 common units and 6,081,081 subordinated units, each representing an aggregate 50.0% limited partner interest in us (6,981,081 common units and 6,081,081 subordinated units if the underwriters exercise their option to purchase additional units in full). In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $107.9 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, structuring fee and offering expenses, to fund the purchase of the LNG Interest from an affiliate of GE EFS, to make a cash distribution to GCAC as partial consideration for the contribution of its interest in Arc Terminals LP to us, to repay intercompany payables owed to our sponsor and to reduce amounts outstanding under our amended and restated credit facility.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $16.8 million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to further reduce amounts outstanding under our amended and restated credit facility.

SunTrust Robinson Humphrey, Inc. and Citigroup Global Markets Inc. or their affiliates are lenders under our existing credit facility and will receive a portion of the net proceeds from this offering for the repayment of a portion of outstanding borrowings under our existing credit facility. In addition, SunTrust Robinson Humphrey, Inc. will be lead arranger and book manager under our amended and restated credit facility and affiliates of certain of the underwriters may be agents and lenders under our amended and restated credit facility. Please read “Use of Proceeds.”

Cash distributions	We intend to make a minimum quarterly distribution of $0.3875 per unit ($1.5500 per unit on an annualized basis) to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

Although it is our intent to distribute each quarter an amount at least equal to the minimum quarterly distribution on all of our units, we are not obligated to make distributions in that amount or at all. However, with respect to any quarter during the subordination period, if we do not make quarterly distributions on our common units in an amount at least equal to the minimum quarterly distribution (plus any arrearages accumulated from prior periods), then the subordinated unitholders will not be entitled to receive any distributions from operating surplus until we have made distributions to common unitholders in an aggregate amount equal to the minimum quarterly distribution, plus all arrearages accumulated from prior periods.

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period after the completion of this offering through December 31, 2013, based on the actual length of that period.

Our partnership agreement generally provides that we will distribute cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.3875 plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.3875; and

•	third, to all unitholders pro rata, until each has received a distribution of $0.3875.

If cash distributions to our unitholders exceed $0.3875 per unit in any quarter, our unitholders and our general partner, as the initial holder of our incentive distribution rights, will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
	Unitholders	General Partner
above $0.3875 up to $0.4456	100.0%	0.0%
above $0.4456 up to $0.4844	85.0%	15.0%
above $0.4844 up to $0.5813	75.0%	25.0%
above $0.5813	50.0%	50.0%

We refer to additional increasing distributions to our general partner as “incentive distributions.” Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

Pro forma cash available for distribution generated during the year ended December 31, 2012 and the twelve months ended June 30, 2013 was approximately $6.2 million and $14.4 million, respectively. The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering is approximately $18.9 million (or an average of approximately $4.7 million per quarter). As a result, for the year ended December 31,

2012, we would have generated cash available for distribution sufficient to pay 65.8% of the minimum quarterly distribution on all of our common units and none on our subordinated units. For the twelve months ended June 30, 2013, we would have generated cash available for distribution sufficient to pay the minimum quarterly distribution on all of our common units and 52.6% of the minimum quarterly distribution on our subordinated units.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will generate sufficient cash available for distribution to pay the minimum quarterly distribution of $0.3875 on all of our common units and subordinated units for each quarter in the twelve months ending September 30, 2014. However, we do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Our sponsor, GCAC and Center Oil will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $1.5500 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four quarter periods ending on or after September 30, 2016 or (2) $2.3250 (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the related distribution on the incentive distribution rights for a four-quarter period ending immediately preceding such date, in each case provided there are no arrearages on our common units at that time.

The subordination period will also end upon the removal of our general partner other than for cause if no subordinated units or common units held by holder(s) of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. Please read “How We Make Distributions to Our Partners—Subordination Period.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

General partner’s right to reset the target distribution levels	Our general partner, as the initial holder of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made.

Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

In the event of a reset of target distribution levels, our general partner will be entitled to receive the number of common units equal to that number of common units which would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Please read “How We Make Distributions To Our Partners—General Partner’s Right to Reset Incentive Distribution Levels.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our sponsor will own an aggregate of 42.9% of our outstanding units (or 39.9% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give our sponsor the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.5500 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.3100 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We have applied to list our common units on the NYSE under the symbol “ARCX”.

Summary Historical and Pro Forma Financial and Operating Data

Arc Logistics Partners LP was formed in July 2013 and does not have historical financial statements. Therefore, in this prospectus we present the historical consolidated financial statements of Arc Terminals LP, which will be transferred to Arc Logistics Partners LP upon the closing of this offering, which we refer to as “Predecessor.” The following table presents summary historical financial and operating data of the Predecessor and summary unaudited pro forma condensed combined financial and operating data of Arc Logistics Partners LP as of the dates and for the periods indicated.

The summary historical financial data of the Predecessor presented as of and for the years ended December 31, 2012 and 2011 are derived from the audited historical consolidated financial statements of the Predecessor that are included elsewhere in this prospectus. The summary historical financial data presented as of and for the six months ended June 30, 2013 and for the six months ended June 30, 2012 are derived from the unaudited historical condensed consolidated financial statements of the Predecessor included elsewhere in this prospectus.

The summary unaudited pro forma condensed combined financial data presented for the year ended December 31, 2012 and as of and for the six months ended June 30, 2013 are derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Our unaudited pro forma condensed combined financial statements give pro forma effect to the following:

•

the acquisition of Arc Terminals Mobile Holdings, LLC from GCAC in February 2013 (which is reflected only in the statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013);

•

the contribution of all of the limited partner interests in Arc Terminals LP and limited liability company interests in Arc Terminals GP LLC to us by our sponsor, GCAC and Center Oil and the issuance by us to these entities of an aggregate of 81,081 common units and 6,081,081 subordinated units;

•	the issuance of 6,000,000 common units to the public and the application of the net proceeds therefrom as described in “Use of Proceeds,” including the acquisition of the LNG Interest; and

•	amending and restating our existing credit facility to refinance our outstanding indebtedness.

The unaudited pro forma condensed combined balance sheet as of June 30, 2013 assumes the events listed above occurred as of June 30, 2013 (other than the acquisition of Arc Terminals Mobile Holdings, LLC from GCAC). The unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2012 and the six months ended June 30, 2013 assume the events listed above occurred as of January 1, 2012.

We have not given pro forma effect to incremental selling, general and administrative expenses of approximately $2.9 million that we expect to incur annually as a result of operating as a publicly traded partnership, such as expenses associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, NYSE listing, independent auditor fees, legal fees, investor relations activities, registrar and transfer agent fees, director and officer insurance and director compensation.

For a detailed discussion of the summary historical financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and “Business—Relationship with Lightfoot” and the audited and unaudited historical consolidated financial statements of Predecessor and our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma condensed combined financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in our business as an important supplemental measure of our performance. Adjusted EBITDA represents net income before interest expense, income taxes and depreciation and amortization expense, as further adjusted for other non-cash charges and unusual or non-recurring charges. Adjusted EBITDA is not calculated or presented in accordance with GAAP. We explain this measure under “—Non-GAAP Financial Measure” below and reconcile Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor Historical				Arc Logistics Partners LP Pro Forma(1)
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2012	2011	2013	2012	2012	2013
	(in thousands, except per unit and operating data)
Statement of Operations Data:
Revenues:
Third party customers	$13,201	$10,588	$18,683	$7,032	$24,806	$20,284
Related parties	9,663	10,441	4,021	5,006	9,663	4,021

	22,864	21,029	22,704	12,038	34,469	24,305
Expenses:
Operating expenses	7,266	6,957	9,132	3,527	13,746	9,824
Selling, general and administrative(2)	2,283	2,179	4,793	1,377	3,019	1,779
Selling, general and administrative—affiliate	2,592	2,614	1,218	1,287	2,592	1,218
Depreciation	3,317	2,749	2,605	1,651	4,742	2,753
Amortization	624	649	2,135	319	4,510	2,540

Total expenses	16,082	15,148	19,883	8,161	28,609	18,114

Operating income	6,782	5,881	2,821	3,877	5,860	6,191

Other income (expense):
Gain on bargain purchase of business	—	—	11,777	—	—	11,777
Equity earnings from the LNG Interest	—	—	—	—	7,802	4,806
Gain on fire/oil spill	—	—	—	—	888	—
Other income	4	1	47	—	156	68
Interest expense	(1,320)	(491)	(3,433)	(619)	(4,284)	(2,009)

Total other income (expense)	(1,316)	(490)	8,391	(619)	4,562	14,642

Income (loss) before taxes	5,466	5,391	11,212	3,258	10,422	20,833
Income taxes	43	25	15	37	43	15

Net income	$5,423	$5,366	$11,197	$3,221	$10,379	$20,818

Pro forma net income per limited partner unit:
Common unit					$0.85	$1.71

Subordinated unit					$0.85	$1.71

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$6,754	$7,551	8,496	3,315
Investing activities	(10,552)	(10,756)	(89,253)	(7,863)
Financing activities	3,278	3,755	81,055	3,752
Other Financial Data:
Adjusted EBITDA(3)	$10,862	$9,280	$10,750	$5,878	$23,070	$16,358
Maintenance capital expenditures(4)	917	635	661	223	2,096	661
Expansion capital expenditures(5)	11,784	11,176	88,603	8,141	15,237	88,603
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,429	$1,948	$1,726			$1,726
Total assets	131,764	122,895	263,223			334,881
Long-term debt (including current portion)	30,500	20,000	115,375			115,034
Total liabilities	34,221	24,694	124,830			121,469
Preferred units	—	—	30,600			—
Partners’ capital	97,543	98,201	107,792			213,412
Operating Data:
Storage capacity (bbls)	3,509,100	3,119,100	4,809,100	3,207,100	4,746,100	4,809,100
Throughput (mbpd)	40.9	30.7	68.7	40.0	53.2	71.0

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.3875 per unit, or $1.5500 per unit per year, which will require us to have available cash of approximately $4.7 million per quarter, or $18.9 million per year, based on the number of common and subordinated units to be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volumes of crude oil, petroleum products and chemicals that we handle;

•	the terminalling, storage, throughput, transloading and ancillary services fees with respect to volumes that we handle;

•	the price of, and demand for, crude oil and petroleum products in the markets we serve;

•	pressures from competitors in our geographic markets;

•

damage to pipelines, facilities, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions, and other natural disasters and acts of terrorism;

•	leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise;

•	planned or unplanned shutdowns of the facilities owned by or supplying our customers;

•	prevailing economic and market conditions;

•	the risk of contract non-renewal or failure to perform by our customers, and our ability to replace such contracts and/or customers;

•	difficulties in collecting our receivables because of credit or financial problems of customers;

•	the effects of new or expanded health, environmental, and safety regulations;

•	governmental regulation, including changes in governmental regulation of the industries in which we operate;

•	the level of our operating, maintenance and general and administrative expenses;

•	changes in tax laws; and

•	force majeure events.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

Other additional restrictions and factors may also affect our ability to pay cash distributions.

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for the year ended December 31, 2012 or the twelve months ended June 30, 2013.

We must generate approximately $18.9 million of cash available for distribution to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. The amount of pro forma cash available for distribution generated during the year ended December 31, 2012 was $6.2 million, which would have allowed us to pay only 65.8% of the aggregate minimum quarterly distribution on our common units during that period and none of the aggregate minimum quarterly distribution on our subordinated units during that period. The amount of pro forma cash available for distribution generated during the twelve months ended June 30, 2013 was $14.4 million, which would have allowed us to pay 100% of the aggregate minimum quarterly distribution on our common units during that period and 52.6% of the aggregate minimum quarterly distribution on our subordinated units during that period. For a calculation of our ability to make cash distributions to our unitholders based on our historical results, please read “Cash Distribution Policy and Restrictions on Distributions.” If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying our forecast of cash available for distribution are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution includes our forecast of our results of operations and cash available for distribution for the twelve months ending September 30, 2014. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct.

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory, and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

•	neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner determines the amount and timing of any capital expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders, which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period”;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $14.1 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•

our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, our sponsor, its owners and entities in which they have an interest may compete with us. Please read “—Our sponsor, its owners and other affiliates of our general partner may compete with us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement does not require us to pay any distributions at all. The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion.

Our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $0.3875 per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of our sponsor or its affiliates to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

It is our policy to distribute a significant portion of our cash available for distribution to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our cash available for distribution, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our sponsor, as a result of it owning our general partner, and not by our unitholders. Please read “Management” and “Certain Relationships and Related Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66  2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of 42.9% of our common and subordinated units (or 39.9% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of the subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution of $7.06 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $12.94 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $7.06 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of our sponsor as the sole member of our general partner to transfer its membership interests in our general partner to a third party. After any such transfer, the new member or members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner, or indirectly held by our sponsor, may be transferred to a third party without unitholder consent.

Our general partner or our sponsor may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our sponsor transfers the incentive distribution rights to a third party but retains its ownership interest in our general partner, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if our sponsor had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our sponsor could reduce the likelihood of our sponsor accepting offers made by us relating to assets owned by it, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. Upon consummation of this offering, our sponsor will own an aggregate of 42.9% of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our sponsor will own 42.9% of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to permit the general partner to redeem the units of certain unitholders.

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to obtain proof of the U.S. federal income tax status and/or the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant) and to permit our general partner to redeem the units held by any person (i) whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates chargeable to our customers, (ii) whose nationality, citizenship or related status creates substantial risk of cancellation or forfeiture of any of our property and/or (iii) who fails to comply with the procedures established to obtain such proof. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. Please read “The Partnership Agreement—Non-Taxpaying Holders; Redemption” and “The Partnership Agreement—Non-Citizen Assignees; Redemption.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets.

After this offering, we will have 6,081,081 common units and 6,081,081 subordinated units outstanding, which includes the 6,000,000 common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the common and subordinated units that are issued to our sponsor, GCAC and Center Oil will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our sponsor. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 6,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

subsidiary would be subject to corporate-level tax on its taxable income at the applicable federal corporate income tax rate, currently 35%, as well as any applicable state income tax rates. Imposition of a corporate level tax would significantly reduce the anticipated cash available for distribution from the Gulf LNG Holdings assets and operations to us and, in turn, would reduce our cash available for distribution to our unitholders. For a more thorough discussion of the risks related to our minority interest in Gulf LNG, please read “Risks Inherent in Our Business—Our ownership in the LNG Facility will represent a minority interest in Gulf LNG Holdings and our rights are limited. A decision could be made at Gulf LNG Holdings without requiring our approval and could have a material adverse effect on cash distributions from our LNG Interest.”

The tax treatment of publicly-traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly-traded partnerships. Any modification to the federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly-traded partnerships to be treated as partnerships for federal income tax purposes. We are unable to predict whether any of these changes, or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have constructively terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, affiliates of our sponsor will directly and indirectly own more than 42.9% of the total interests in our capital and profits. Therefore, a transfer by affiliates of our sponsor of all or a portion of their interests in us, along with transfers by other unitholders, could result in a termination of us as a partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our

USE OF PROCEEDS

We expect the net proceeds from this offering will be approximately $107.9 million (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, structuring fee and offering expenses.

We intend to use the net proceeds from this offering:

•	to purchase the LNG Interest from an affiliate of GE EFS for $73.0 million;

•	to make a distribution to GCAC of $29.6 million as partial consideration for the contribution of its limited partner interests in Arc Terminals LP;

•	to repay $3.0 million intercompany payables owed to our sponsor; and

•	to repay $0.3 million of indebtedness outstanding under our amended and restated credit facility.

Borrowings under our existing credit facility were primarily made in connection with the Blakeley, AL expansion projects and the acquisition of the Mobile, AL, Saraland, AL and Brooklyn, NY facilities. As of June 30, 2013, we had borrowings outstanding of $115.4 million under our existing credit facility. Indebtedness under our existing credit facility bore interest at an average rate of approximately 4.3% during the six months ended June 30, 2013. We will amend and restate our existing credit facility in connection with this offering to refinance our outstanding indebtedness. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.”

If the underwriters exercise their option to purchase 900,000 additional common units in full, the additional net proceeds would be approximately $16.8 million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to further reduce amounts outstanding under our amended and restated credit facility.

Affiliates of certain of our underwriters are lenders under our existing credit facility and will be under our amended and restated credit facility and, as such, will receive a portion of the proceeds of this offering. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us, to increase or decrease, respectively, by approximately $5.6 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $25.2 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00. decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $23.3 million. In the event of a decrease in net proceeds, we will apply the proceeds in the order of the bullet points in the second paragraph of this section so that the amount of indebtedness repaid under our amended and restated credit facility would be reduced first. Conversely, in the event of an increase in net proceeds, we will repay additional indebtedness under our amended and restated credit facility.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2013:

•	on an actual basis for the Predecessor; and

•

on pro forma basis to reflect the offering of our common units, the other transactions described under “Summary—Formation Transactions and Partnership Structure” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, and should be read together with, the historical and unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor	Arc Logistics Partners LP
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$1,726	$1,726

Long-term debt (including current maturities):
Existing credit facility(1)	115,375	—
Amended and restated credit facility	—	115,034

Total long-term debt	115,375	115,034
Preferred units	30,600	—
Partners’ capital:
Arc Terminals LP
General partner	107	—
Limited partners	107,685	—
Arc Logistics Partners LP
Public common unitholders		106,282
Common unitholders	—	1,409
Subordinated unitholders	—	105,721

Total partners’ capital	107,792	213,412

Total capitalization	$253,767	$328,446

(1)	As of September 30, 2013, we had approximately $112.6 million of total long-term debt outstanding.
(2)	A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us, to increase or decrease, respectively, by approximately $5.6 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $25.2 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $23.3 million.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of June 30, 2013, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $157.4 million, or $12.94 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering(1)	$13.36
Increase in net tangible book value per common unit attributable to purchasers in the offering	($0.42)

Less: Pro forma net tangible book value per common unit after the offering(2)		$12.94

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)		$7.06

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units (81,081 common units and 6,081,081 subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (6,081,081 common units and 6,081,081 subordinated units) to be outstanding after the offering.
(3)	Each $1.00 increase or decrease in the assumed public offering price of $20.00 per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $5.6 million, or approximately $0.46 per common unit, and dilution per common unit to investors in this offering by approximately $0.54 per common unit, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $21.00 per common unit, would result in a pro forma net tangible book value of approximately $182.5 million, or $13.87 per common unit, and dilution per common unit to investors in this offering would be $7.13 per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $19.00 per common unit, would result in an pro forma net tangible book value of approximately $134.1 million, or $12.01 per common unit, and dilution per common unit to investors in this offering would be $6.99 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our sponsor, GCAC and Center Oil and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units		Total Consideration
	Number	Percent	Amount	Percent
Lightfoot, GCAC and Center Oil(1)(2)(3)	6,162,162	50.7%	123,243,240	50.7%
Purchasers in the offering	6,000,000	49.3%	120,000,000	49.3%
Total	12,162,162	100%	243,243,240	100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our sponsor, GCAC and Center Oil will own 81,081 common units and 6,081,081 subordinated units.
(2)	The assets contributed by our sponsor, GCAC and Center Oil will be recorded at historical cost. Book value of the assets contributed as of June 30, 2013 would have been approximately $263.2 million.
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and unaudited pro forma condensed combined results of operations, you should refer to the Predecessor’s audited historical consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and unaudited historical condensed consolidated financial statements as of and for the six months ended June 30, 2013 and for the six months ended June 30, 2012, as well as our unaudited pro forma condensed combined financial statements for the year ended December 31, 2012 and as of and for the six months ended June 30, 2013, included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders. As set forth in this cash distribution policy, we expect to make cash distributions to our unitholders on a quarterly basis in an amount of at least the minimum quarterly distribution of $0.3875 per unit ($1.5500 per unit on an annualized basis) on all of our units, to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing cash available for distribution rather than retaining it.

However, the board of directors of our general partner may change the foregoing distribution policy at any time and from time to time.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will distribute quarterly cash distributions to our unitholders. We do not have a legal or contractual obligation under our partnership agreement or otherwise to pay distributions in any amount or at any time. In addition, our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our cash distribution policy will be subject to restrictions on distributions under our amended and restated credit facility, which contains financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.” Should we be unable to satisfy these restrictions or if we are otherwise in default under our amended and restated credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our cash distribution policy does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state limited liability company laws and other laws and regulations.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.3875 per unit for each whole quarter, or $1.5500 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $4.7 million per quarter, or $18.9 million per year, assuming that the underwriters do not exercise their option to purchase additional common units. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

		Distributions
	Number of Units	One Quarter	Annualized
Publicly held common units(1)	6,000,000	$2,325,000	$9,300,000
Units held by GCAC:
Common units	779	302	1,208
Subordinated units	58,426	22,640	90,560
Units held by Center Oil:
Common units	11,685	4,528	18,112
Subordinated units	876,391	339,602	1,358,408
Units held by our sponsor:
Common units	68,817	26,589	106,356
Subordinated units	5,146,264	1,994,177	7,976,708

Total	12,162,162	$4,712,838	$18,851,352

(1)	If the underwriters exercise their option to purchase additional common units in full, the number of publicly held common units will be 6,900,000 and the amount of distributions of the publicly held common units will be $2.7 million for one quarter and $10.7 million on an annualized basis.

Our general partner will initially hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.5813 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period after the closing of this offering through December 31, 2013, based on the actual length of the period.

Subordinated Units

Our sponsor, GCAC and Center Oil will initially own 84.6%, 1.0% and 14.4%, respectively, of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash available for distribution to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions To Our Partners—Subordination Period.”

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012 and the Twelve Months Ended June 30, 2013

If we had completed the transactions contemplated in this prospectus on January 1, 2012, our pro forma cash available for distribution for the year ended December 31, 2012 would have been approximately $6.2 million. This amount would have been insufficient to pay the full minimum quarterly distribution on all of our common and subordinated units by $3.2 and $9.4, respectively, for the year ended December 31, 2012. If we had completed the transactions contemplated in this prospectus on July 1, 2012, our pro forma cash available for distribution for the twelve months ended June 30, 2013 would have been approximately $14.4 million. This amount would have been sufficient to pay the full minimum quarterly distribution on all of our common units and insufficient to pay the full minimum quarterly distribution on all of our subordinated units subordinated units by $4.5. The shortfalls are primarily attributable to the following factors:

•	Neither period reflects the full year impact of the acquisitions and associated operating synergies of the Mobile, AL, Saraland, AL and Brooklyn, NY facilities;

•	Neither period reflects the full year impact of the completion of the Blakeley, AL truck rack and marine facility expansion projects;

•	Neither period reflects the full year impact of the completion of the Saraland, AL and the Chickasaw, AL crude-by-rail transloading expansion projects;

•

Neither period reflects the full year impact of newly executed customer agreements in Baltimore, MD, Blakeley, AL, Chickasaw, AL, Cleveland, OH, Selma, NC and Saraland, AL to increase take-or-pay storage and throughput services fees; and

•

Neither period reflects the full year impact of the cash distributions payable on the LNG Interest as Gulf LNG Holdings was using cash flow from operations and cash on the balance sheet to repay interest and principal on an affiliate loan.

The unaudited pro forma condensed combined financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. Furthermore, cash available for distribution is a cash concept, while our unaudited pro forma condensed combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $2.9 million of incremental selling, general and administrative expenses per year as a result of operating as a publicly traded partnership, which includes expenses associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, NYSE listing, independent auditor fees, legal fees, investor relations activities, registrar and transfer agent fees, director and officer insurance and director compensation.

Our unaudited pro forma condensed combined financial statements are derived from the audited and unaudited historical financial statements of the Predecessor, included elsewhere in this prospectus. Our unaudited pro forma condensed combined financial statements should be read together with “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited historical financial statements of the Predecessor and the notes to those statements included elsewhere in this prospectus.

The following table illustrates, on a pro forma basis for the year ended December 31, 2012 and twelve months ended June 30, 2013, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2012. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

	Year Ended December 31, 2012	Twelve Months Ended June 30, 2013
	(in millions, except per unit data)
Revenues:
Third parties	$24.8	$32.6
Related parties	9.7	8.7

	34.5	41.3
Expenses:
Operating expenses	13.7	17.0
Selling, general and administrative	3.0	3.0
Selling, general and administrative—affiliate	2.6	2.5
Depreciation	4.7	5.1
Amortization	4.5	4.8

Total expenses	28.5	32.4

Operating income	6.0	8.9

Other income (expense):
Gain on bargain purchase of business	—	11.8
Equity earnings from the LNG Interest	7.8	8.9
Gain on fire/oil spill	0.9	0.4
Other income	—	0.2
Interest expense(1)(2)	(4.3)	(4.2)

Total other income (expense)	4.4	17.1

Income (loss) before taxes	$10.4	26.0
Income taxes	—	—

Pro forma net income	$10.4	$26.0
Add:
Depreciation	4.7	5.1
Amortization	4.5	4.8
Interest expense(1)(2)	4.3	4.2
Income taxes	—	—
Gain on bargain purchase of business	—	(11.8)
Gain on fire/oil spill	(0.9)	(0.4)

Pro forma Adjusted EBITDA(3)	$23.0	$27.9
Less:
Incremental selling, general and administrative expenses(4)	2.9	2.9
Cash interest expense(1)(2)	4.0	4.0
Cash income taxes	—	—
Maintenance capital expenditures(5)	2.1	2.0
Equity earnings from the LNG Interest(6)	7.8	8.9
Expansion capital expenditures(5)	15.2	92.7
Plus:
Cash distributions from the LNG Interest(6)	—	4.3
Borrowings to offset expansion capital expenditures(5)	15.2	92.7

Pro forma cash available for distribution	$6.2	$14.4

Minimum annual distribution per unit (based on a minimum quarterly distribution rate of $0.3875 per unit)(2)	$0.5082	$1.1803
Annual distributions to:
Public common unitholders(2)	6.200	9.300
GCAC:
Common units	—	0.0010
Subordinated units	—	0.0480
Center Oil:
Common units	—	0.0100
Subordinated units	—	0.7250
Our sponsor:
Common units	—	0.0570
Subordinated units	—	4.2590

Total distributions to GCAC, Center Oil and our sponsor	—	5.1000

Total distributions to our unitholders at the minimum distribution rate(2)	$18.8512	$18.8512

Shortfall(2)	$(12.6512)	$(4.4512)

(1)	Interest expense and cash interest expense have been adjusted to account for the commitment and administrative agent fees on our amended and restated credit facility that we expect to enter into in connection with the closing of this offering. Interest expense also includes the amortization of debt issuance costs incurred in connection with our amended and restated credit facility that we expect to enter into in connection with the closing of this offering.
(2)	The table assumes that the underwriters do not exercise their option to purchase additional common units. If any such exercise occurs, we intend to use the net proceeds of such exercise to repay borrowings under our amended and restated credit facility. If the underwriters exercised their option to purchase additional units in full, we estimate that pro forma cash available for distribution for the year ended December 31, 2012 and twelve months ended June 30, 2013 would increase to $6.6 million and $14.8 million, respectively, as a result of respective decreases of $0.5 million and $0.4 million in interest expense and cash interest expense resulting from the repayment of borrowings under our amended and restated credit facility. In such case, annual distributions to our public unitholders for the year ended December 31, 2012 and twelve months ended June 30, 2013 would increase to approximately $6.6 million and $10.7 million, respectively, our total distributions to our unitholders at the minimum distribution rate for such periods would increase to approximately $6.6 million and $14.8 million, respectively, and the shortfall of pro forma cash available for distribution over total annualized minimum quarterly cash distributions would equal $13.6 million and $5.4 million, respectively.
(3)	For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”
(4)	Reflects incremental selling, general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our unaudited pro forma condensed combined financial statements.
(5)	Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our long-term operating capacity or operating income, while expansion capital expenditures are capital expenditures that we expect will increase our long-term operating capacity or our operating income. Examples of maintenance capital expenditures are those made to repair, refurbish and replace storage, terminalling and pipeline infrastructure, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, such as additional storage, terminalling or pipeline capacity.

For the year ended December 31, 2012, our pro forma capital expenditures totaled $17.3 million. Approximately $2.1 million of our pro forma capital expenditures were maintenance capital expenditures and approximately $15.2 million of our pro forma capital expenditures were expansion capital expenditures. Expansion capital expenditures for the year ended December 31, 2012 consisted of $6.4 million to acquire additional land in Mobile, AL, $4.2 million to construct a truck rack, upgrade the marine facilities and modify existing storage tanks in Blakeley, AL, $0.4 million to rebuild the marine facilities in Norfolk, VA, $1.2 million to acquire additional storage in Baltimore, MD, $2.5 million related to the construction of new tanks in Mobile, AL and $0.5 million to construct a 10-car rail spur at the Saraland, AL facility.

For the twelve months ended June 30, 2013, our pro forma capital expenditures totaled $94.7 million. Approximately $2.0 million of our pro forma capital expenditures were maintenance capital expenditures, and approximately $92.7 million of our pro forma capital expenditures were expansion capital expenditures. Expansion capital expenditures for the twelve months ended June 30, 2013 consisted of $55.0 million to acquire the Mobile, AL and Saraland, AL facilities, $27.0 million to acquire the Brooklyn, NY terminal, $5.8 million to construct a truck rack, upgrade the marine facilities and modify existing storage tanks in Blakeley, AL, $0.1 million to rebuild the marine facilities in Norfolk, VA, $1.8 million related to the construction of new tanks in Mobile, AL, $1.8 million to expand rail car spur at the Saraland, AL facility, $0.6 million to build a crude by rail off-loading facility in Chickasaw, AL, $0.1 million to install a marine diesel injection system in Baltimore, MD and $0.5 million to upgrade the environmental policies and procedures in Mobile, AL.

We have assumed for purposes of calculating our pro forma available cash that we funded our expansion capital expenditures during the year ended December 31, 2012 and the twelve months ended June 30, 2013 with borrowings under our amended and restated credit facility that we expect to enter into in connection with the closing of this offering. We expect that in the future, our expansion capital expenditures will primarily be funded through external financing sources, including commercial borrowings and the issuance of debt and equity securities.

(6)	For the year ended December 31, 2012, Gulf LNG Holdings allocated net income to the members of Gulf LNG Holdings, but no cash distributions were paid to the members of Gulf LNG Holdings as a result of the principal and interest payments made on an affiliate loan. For the six months ended June 30, 2013, Gulf LNG Holdings allocated net income to the members of Gulf LNG Holdings and paid a distribution to the members of Gulf LNG Holdings following the repayment of the outstanding principal and interest on an affiliate loan.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014

We forecast that our cash available for distribution generated for the twelve months ending September 30, 2014 will be approximately $22.6 million. This amount would exceed the amount needed to pay the total annualized minimum quarterly distribution on all of our common and subordinated units by $3.8 million.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the assumptions used in generating our estimated cash available for distribution for the twelve months ending September 30, 2014 or to update those assumptions to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

	Three Months Ending				Twelve Months Ending September 30, 2014
	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014
	(in millions, except per unit data)
Revenues:
Third parties	$10.6	$10.4	$10.5	$10.5	$42.0
Related parties	2.1	2.1	2.0	2.0	8.2

	12.7	12.5	12.5	12.5	50.2
Expenses:
Operating expenses	5.0	5.0	5.0	5.0	20.0
Selling, general and administrative(1)	0.5	0.5	0.5	0.5	2.0
Selling, general and administrative–affiliate	1.1	1.2	1.1	1.1	4.5
Depreciation	1.5	1.5	1.5	1.5	6.0
Amortization	1.3	1.3	1.3	1.3	5.2

Total expenses	9.4	9.5	9.4	9.4	37.7

Operating income	3.3	3.0	3.1	3.1	12.5

Other income (expense):
Equity earnings from the LNG Interest	2.3	2.3	2.3	2.3	9.2
Other income	—	—	—	—	—
Interest expense(2)	(1.0)	(1.0)	(1.0)	(1.0)	(4.0)

Total other income (expense)	1.3	1.3	1.3	1.3	5.2

Income (loss) before taxes	4.6	4.3	4.4	4.4	17.7
Income taxes	—	—	—	—	—

Net income	$4.6	$4.3	$4.4	$4.4	$17.7

Adjustments to reconcile net income to Adjusted EBITDA and estimated cash available for distribution:
Plus:
Depreciation	1.5	1.5	1.5	1.5	6.0
Amortization	1.3	1.3	1.3	1.3	5.2
Interest expense(2)	1.0	1.0	1.0	1.0	4.0
Income taxes(3)	—	—	—	—	—

Adjusted EBITDA(4)	$8.4	$8.1	$8.2	$8.2	$32.9

Less:
Incremental selling, general and administrative expenses	0.7	0.7	0.7	0.8	2.9
Cash interest expense(2)	0.9	1.0	1.0	1.0	3.9
Cash income taxes(3)	—	—	—	—	—
Maintenance capital expenditures	0.7	0.8	0.7	0.8	3.0
Equity earnings from the LNG Interest	2.3	2.3	2.3	2.3	9.2
Plus:
Cash distributions received from the LNG Interest	2.4	1.4	2.4	2.5	8.7

Estimated cash available for distribution	$6.2	$4.7	$5.9	$5.8	$22.6

Total units outstanding
Estimated cash available for distribution per unit
Minimum annual distribution per unit (based on a minimum quarterly distribution rate of $.3875 per unit)	$0.5071	$0.3893	$0.4824	$0.4738	$1.8526
Annual distributions to:
Public common unitholders(2)	2.3250	2.3250	2.3250	2.3250	9.3000
GCAC:
Common units	0.0003	0.0003	0.0003	0.0003	0.0012
Subordinated units	0.0226	0.0226	0.0226	0.0226	0.0904
Center Oil:
Common units	0.0045	0.0045	0.0045	0.0045	0.0180
Subordinated units	0.3396	0.3396	0.3396	0.3396	1.3584
Our sponsor:
Common units	0.0266	0.0266	0.0266	0.0266	0.1064
Subordinated units	1.9942	1.9942	1.9942	1.9942	7.9768

Total distributions to GCAC, Center Oil and our sponsor	$2.3878	$2.3878	$2.3878	$2.3878	$9.5512

Total distributions to our unitholders at the minimum distribution rate(2)	$4.7128	$4.7128	$4.7128	$4.7128	$18.8512

Excess of cash available for distribution over total annualized minimum quarterly cash distributions(2)	$1.4739	$0.0369	$1.1724	$1.0671	$3.7503

(1)	Excludes costs associated with being a publicly traded partnership.
(2)	We intend to use the net proceeds, if any, from the exercise by the underwriters of their option to purchase additional units to repay borrowings under our amended and restated credit facility. If the underwriters exercise their option to purchase additional units in full, we estimate that cash available for distribution for the twelve months ending September 30, 2014 will increase to $23.3 million as a result of a $0.7 million decrease in interest expense and cash interest expense resulting from the repayment of borrowings under our amended and restated credit facility. In such case, annual distributions to our public unitholders would increase to approximately $10.7 million, total distributions to our unitholders at the minimum distribution rate would increase to approximately $20.2 million and the excess of cash available for distributions over total annualized minimum quarterly cash distributions would equal $3.1 million.
(3)	Incurred an immaterial amount of income taxes for the period presented.
(4)	For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”

Assumptions and Considerations

We believe that our cash available for distribution for the twelve months ending September 30, 2014 will not be less than $22.6 million. This amount of estimated cash available for distribution is approximately $16.4 million and $8.2 million more than pro forma cash available for distribution for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively, due in part to neither period reflecting the full year impact of the following:

•	the acquisitions and associated operating synergies of the Mobile, AL, Saraland, AL and Brooklyn, NY facilities;

•	the completion of the Blakeley, AL truck rack and marine facility expansion projects;

•	the completion of the Saraland, AL and the Chickasaw, AL crude-by-rail transloading expansion projects;

•	newly executed customer agreements in Baltimore, MD, Blakeley, AL, Chickasaw, AL, Cleveland, OH, Selma, NC and Saraland, AL to increase take-or-pay storage and throughput service fees; and

•	the cash distributions payable on the LNG Interest as Gulf LNG Holdings was using cash flow from operations and cash on the balance sheet to repay interest and principal on an affiliate loan.

In this section, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $0.3875 per unit for the forecast period with the significant assumptions upon which this forecast is based. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There likely will be differences between our forecast and the actual results, and those differences could be material. If our forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum distribution rate or at all.

Storage Capacity

We estimate that our storage capacity for the twelve months ending September 30, 2014 will be approximately 5.0 million bbls, as compared to pro forma storage capacity of approximately 4.8 million bbls and 4.8 million bbls for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively. The increase in storage capacity is attributable to the acquisition of the Brooklyn, NY terminal and the construction of 150,000 barrels of storage in Mobile, AL that will be placed into service during the third quarter of 2013.

Throughput Activity

We estimate that our total throughput activity for the twelve months ending September 30, 2014 will be approximately 76.3 mbpd, as compared to pro forma total throughput activity of approximately 53.2 mbpd and costs, such as professional services, compensation of non-operating personnel, employee benefits, reimbursements to our general partner and its affiliates of SG&A expenses incurred in connection with our operations and expenses of overall administration. We estimate that SG&A expenses (inclusive of the incremental costs of becoming a publicly traded partnership) will be approximately $9.4 million for the twelve months ending September 30, 2014, as compared to approximately $8.5 million and $8.4 million of pro forma SG&A expenses for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively. Included in the estimated SG&A expenses is approximately $2.0 million for SG&A expenses, approximately $4.5 million of SG&A-affiliate expenses and approximately $2.9 million in expenses we will incur as a result of becoming a publicly traded partnership, including expenses associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley Act compliance, NYSE listing, independent auditor fees, legal fees, investor relations activities, registrar and transfer agent fees, director and officer insurance and director compensation.

Depreciation and Amortization Expense.    We estimate that depreciation and amortization expense will be approximately $11.2 million for the twelve months ending September 30, 2014, as compared to approximately $9.2 million and $9.9 million of pro forma depreciation and amortization expense for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively. Depreciation expense is expected to increase for the twelve months ending September 30, 2014 compared to the year ended December 31, 2012 and the twelve months ended June 30, 2013 as a result of the full year impact of the Brooklyn, NY acquisition, the growth capital projects that will be completed prior to this offering and the incremental maintenance capital expenditures expected during this period.

Financing.    We estimate that interest expense will be approximately $4.0 million for the twelve months ending September 30, 2014, as compared to approximately $4.3 million and $4.2 million pro forma interest expense for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively. Upon the consummation of this offering, we expect to amend and restate our existing credit facility, which will have an initial term of five years and $175 million of borrowing capacity. Our interest expense for the twelve months ending September 30, 2014 is based on the following assumptions:

•

After amending and restating our existing credit facility to refinance our outstanding indebtedness, we expect to have an average of approximately $116.4 million will be outstanding under our amended and restated credit facility during the forecast period and bear interest at a weighted average interest rate of approximately 3.6%;

•

Through September 30, 2014, we will fund our anticipated expansion capital expenditures primarily under our amended and restated credit facility, with an estimated weighted average rate of 3.2%. This rate is based on a forecast of LIBOR rates during the period plus the margin and associated commitment fees under our amended and restated credit facility;

•	Interest expense includes commitment fees for the unused portion of our amended and restated credit facility at an assumed rate of 0.5% per annum;

•	Interest expense also includes the amortization of debt issuance costs incurred in connection with our amended and restated credit facility; and

•	We will remain in compliance with the financial and other covenants in our amended and restated credit facility.

Our forecasted expenses do not include the results of our LNG Interest which is accounted for under equity method accounting. Please see “—Equity Earnings from the LNG Interest” below.

Equity Earnings from the LNG Interest

We estimate that $9.2 million of Gulf LNG Holdings’ net income will be attributable to our 10.3% interest in Gulf LNG Holdings for the twelve months ending September 30, 2014 as compared to $7.8 million and $8.9 million for the year ended December 31, 2012 and the twelve months ended June 30, 2013, respectively. This

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination no less frequently than every quarter as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2013, we expect to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3875 per unit, or $1.5500 per unit on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through December 31, 2013.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. As a result, there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement contains provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.5813 per unit per quarter. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on any limited partner units that it owns.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Operating Surplus

We define operating surplus as:

•	$14.1 million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of a capital improvement in respect of the period from such financing until the earlier to occur of the date the capital improvement commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to pay the construction period interest and related fees on debt incurred to finance a capital improvement referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital improvement is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (in addition to working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines.

Furthermore, cash received from an interest for which we account for using the equity method may not exceed our proportionate share of that person’s operating surplus (calculated as if the definition of operating surplus applied to such person from the date of our acquisition of such an interest without any basket similar to described in the first bullet above).

As described above, operating surplus does not reflect cash generated from operations. For example, it includes a basket of $14.1 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity interests and long-term borrowings; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering equals the operating surplus from the closing of this offering (other than any distributions of proceeds of this offering) through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. As described above, operating surplus includes up to $14.1 million, which does not reflect cash generated from operations. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those capital expenditures made to maintain our long-term operating capacity or operating income. Examples of maintenance capital expenditures include expenditures to repair, refurbish and replace storage, terminalling and pipeline infrastructure, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations to the extent such expenditures are made to maintain our long-term operating capacity or operating income. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures, including transaction expenses, that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment or the construction, development or acquisition of additional storage, terminalling or pipeline capacity to the extent such capital expenditures are expected to increase our long-term operating capacity or operating income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, construction or development in respect of the period that commences when we enter into a binding obligation to commence an acquisition, construction or development and ending on the earlier to occur of the date the asset acquired, constructed or developed commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described above, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion of a capital asset in respect of a period that begins when we enter into a binding obligation to commence an acquisition, development or expansion and ending on the earlier to occur of the date the asset acquired, constructed or developed commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.3875 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2016, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after closing of this offering through December 31, 2013, we will prorate the distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the tests described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2014, if each of the following has occurred:

•

distributions from operating surplus exceeded $0.5813 (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.3250 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $0.4456 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.4844 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.5813 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Common Unit and Subordinated Unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume our general partner has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total Quarterly Distribution Per Common Unit and Subordinated Unit	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.3875	100.0%	0%
First Target Distribution	above $0.3875 up to $0.4456	100.0%	0%
Second Target Distribution	above $0.4456 up to $0.4844	85.0%	15.0%
Third Target Distribution	above $0.4844 up to $0.5813	75.0%	25.0%
Thereafter	above $0.5813	50.0%	50.0%

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and our general partner at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the average quarterly distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.6500.

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	General Partner	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $0.3875	100.0%	0.0%	up to $0.6500 (1)
First Target Distribution	above $0.3875 up to $0.4456	100.0%	0.0%	above $0.6500 up to $0.7475 (2)
Second Target Distribution	above $0.4456 up to $0.4844	85.0%	15.0%	above $0.7475 up to $0.8125 (3)
Third Target Distribution	above $0.4844 up to $0.5813	75.0%	25.0%	above $0.8125 up to $0.9750 (4)
Thereafter	above $0.5813	50.0%	50.0%	above $0.9750 (4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner, in respect of its incentive distribution rights, based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be common units outstanding and the average distribution to each common unit would be $0.6500 for the two quarters prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.3875	$4,712,838	$—	$4,712,838
First Target Distribution	above $0.3875 up to $0.4456	706,925	—	706,925
Second Target Distribution	above $0.4456 up to $0.4844	471,284	83,168	554,452
Third Target Distribution	above $0.4844 up to $0.5813	1,178,210	392,737	1,570,947
Thereafter	above $0.5813	836,148	836,148	1,672,296

		$7,905,405	$1,312,053	$9,217,458

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner in respect of its incentive distribution rights, with respect to the quarter in which the reset occurs, assuming that the distribution per unit in respect of such quarter equals the average distribution per unit for the two quarters immediately prior to the reset. The table reflects that as a result of the reset there would be 14,180,705 common units outstanding and the distribution to each common unit would be $0.6500. The number of common units to be issued upon the reset was calculated by dividing (1) the average of the amounts received by our general partner in respect of the incentive distribution rights for the two quarters prior to the reset as shown in the table above, or $1,312,053, by (2) the average amounts of cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $0.6500.

		Cash Distributions to Common Unitholders After to Reset	Cash Distributions to General Partner After Reset			Total Distributions
	Quarterly Distribution per Unit After to Reset		Common Units(1)	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	up to $0.6500	$7,905,405	$1,312,053	$—	$1,312,053	$9,217,458
First Target Distribution	above $0.6500 up to $0.7475	—	—	—	—	—
Second Target Distribution	above $0.7475 up to $0.8125	—	—	—	—	—
Third Target Distribution	above $0.8125 up to $0.9750	—	—	—	—	—
Thereafter	above $0.9750	—	—	—	—	—

		$7,905,405	$1,312,053	$—	$1,312,053	$9,217,458

(1)	Represents distributions in respect of the common units issued upon the reset.

Our general partner will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the

Interest Expense.    Interest expense for the year ended December 31, 2012 increased by $0.8 million, or 168.8%, to $1.3 million from $0.5 million for the year ended December 31, 2011, primarily due to higher outstanding borrowings as a result of the ongoing construction at our Blakeley, AL terminal.

Income Taxes.    Income taxes for the year ended December 31, 2012 compared to income taxes for the year ended December 31, 2011 did not materially change.

Net Income.    Net income for the year ended December 31, 2012 increased by $0.1 million, or 1.1%, to $5.4 million, primarily related to increased revenues of $1.8 million offset by an increase in interest expense of $0.8 million, an increase in depreciation of $0.6 million, an increase in operating expense of $0.3 million and an increase in SG&A expenses of $0.1 million.

Adjusted EBITDA.    Adjusted EBITDA for the year ended December 31, 2012 increased by $1.6 million, or 17.0%, to $10.9 million from $9.3 million for the year ended December 31, 2011. The increase in Adjusted EBITDA was primarily attributable to increased revenues of $1.8 million partially offset by increased operating expenses of $0.3 million and increased SG&A expenses of $0.1 million.

Liquidity and Capital Resources

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, service our debt and pay distributions to our partners. Following the completion of this offering, we expect our sources of liquidity to include cash generated by our operations, borrowings under our amended and restated credit facility and issuances of equity and debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements. Please read “—Cash Flows” and “—Capital Expenditures” for a further discussion of the impact on liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $0.3875 per common unit and subordinated unit per quarter, which equates to $4.7 million per quarter, or $18.9 million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Credit Facility

As of January 2012, we entered into a $40 million revolving credit facility (the “existing credit facility”). The existing credit facility had an initial three-year term and bore interest based upon the London Interbank Offered Rate (“LIBOR”). As of December 31, 2012, the balance outstanding on the existing credit facility was $30.5 million at an interest rate of 3.47%. In February 2013, concurrent with the acquisitions of the Mobile, AL, Saraland, AL and Brooklyn, NY facilities, we amended the existing credit facility. As amended, the existing credit facility has an initial three-year term and bears interest based upon either the base rate or LIBOR, in each case, plus an applicable margin. As of June 30, 2013, the outstanding balance on the existing credit facility was $115.4 million at an interest rate of 4.45%.

Concurrent with this offering, we intend to amend and restate our existing credit facility with a syndicate of lenders, under which Arc Terminals Holdings LLC will be borrower. The amended and restated credit facility will have an initial term of five years and $175 million of borrowing capacity. The lenders will not be obligated to make loans under the credit agreement until the date on which certain conditions listed in the agreement have been met or waived, including the closing of this offering.

The amended and restated credit facility will be available to pay costs associated with our initial public offering and the negotiation and closing of the amended and restated credit facility, to refinance existing identify acquisition candidates both within and adjacent to the geographic markets we serve, enabling us to leverage our financial and operating expertise to further increase the profitability and stability of cash flows acquired.

•

Continue to develop customer relationships to further diversify our customer base.    Since our Predecessor’s formation in 2007, we have added new customers and expanded the services and types of products stored across our asset base. Our expansion into new markets and offering of additional services and storage for various types of products has broadened our customer base and reduced our reliance on any single customer. We remain committed to this balanced customer approach, which we believe serves the long-term interests of our unitholders by enhancing stable cash flows.

Competitive Strengths

We believe we are well-positioned to execute our business strategies successfully because of the following competitive strengths:

•

We are a service provider and do not compete with our customer base.    We provide our customers with a wide variety of services under agreements where we assist in the receipt and delivery of products and accordingly do not take title to any product. As a result, we do not market any products that compete with our customers’ businesses and do not have direct exposure to commodity price fluctuations. Additionally, as an independent operator the reduced potential for conflicts with our customers broadens our potential customer access and resulting revenue base. Further, as diversified energy companies continue to divest their energy logistics assets, our independence allows for additional acquisition opportunities.

•

Our energy logistics assets are strategically located across diverse regional economies.    We own assets in ten states in the East Coast, Gulf Coast and Midwest regions of the United States. Our geographic diversity not only allows us to take advantage of regional opportunities, but also mitigates the impact of isolated regional economic disruptions, thereby increasing cash flow stability. Additionally, we believe the geographic diversity of our assets allows us the opportunity to provide our customers with additional flexibility to expand into new areas by providing access to multiple markets in the United States.

•

Our energy logistics assets offer customers multiple supply and delivery modes.    Our facilities are supplied by major petroleum product pipelines, rail, marine and truck with the ability to deliver product via rail, marine and truck. These multiple supply and delivery modes allow our customers substantial flexibility with the movement of their product and allow us to generate incremental revenues from product movements.

•

We offer a diverse slate of product storage options for our customers.    We provide storage alternatives for a wide array of products, including gasoline, distillates, aviation gas, asphalt, fuel oil, crude oil, ethanol, biodiesel and chemicals, such as methanol and crude tall oil. Many of our facilities have the flexibility to offer storage of additional products and have additional available capacity as customer demand changes. Many of the specialty products require special or segregated storage capabilities. Certain of our facilities have specialized tanks and tank systems or segregated storage for our customers, which allows us to handle specialty products and provides us with a competitive advantage. We possess the ability to upgrade and enhance our existing assets to meet the service needs of our customers. For example, our asphalt storage provides heated tankage to maintain the fluidity of the product for delivery. The diversity of the services that we offer provides us with the opportunity to attract a broad range of customers and to expand the services we can offer to existing customers.

•

In connection with this offering, we will have the financial flexibility to fund growth.    Immediately following the completion of this offering, we expect to amend and restate our existing credit facility. Our amended and restated credit facility will be comprised of a $175 million revolver with a $100 million accordion feature to fund acquisitions. We expect the amended and restated credit facility will have $60 million of available borrowing capacity at the time of the offering. We believe our available borrowing capacity and our access to the capital markets should provide us with the financial flexibility necessary to pursue organic expansion and acquisition opportunities.

•

We have an experienced, proven and incentivized management team.    Each of the executive officers of our general partner has played an instrumental role in the successful acquisition and operation of our sponsor’s investments since its inception in 2007. Additionally, the executive officers have in excess of 50 years of combined experience in the management, financing, development and acquisition of energy-related assets. We believe the level of operational and financial expertise of our management team will prove critical in successfully executing our business strategies.

Relationship with Lightfoot

One of our principal attributes is our relationship with our sponsor, Lightfoot. Lightfoot is a private investment vehicle that focuses on investing directly in master limited partnership-qualifying businesses and assets. Lightfoot investors include affiliates of, and funds under management by, GE EFS, Atlas Energy, LP, BlackRock Investment Management, LLC, Magnetar Financial LLC, CorEnergy Infrastructure Trust, Inc. and Triangle Peak Partners Private Equity, LP. Lightfoot intends to utilize us as a growth vehicle for its energy logistics business to facilitate future organic expansion and acquisitions. Lightfoot has a significant interest in us through its ownership of a 42.9% limited partner interest, our general partner and all of our incentive distribution rights.

Lightfoot’s stated strategy is to make investments by partnering with, promoting and supporting strong management teams to build growth-oriented businesses or industry verticals. Lightfoot provides extensive financial and industry relationships and significant master limited partnership experience, which assist in growth via acquisitions and development projects by identifying:

•	efficient operating platforms with deep industry relationships;

•	significant expansion opportunities through add-on acquisitions and development projects;

•	stable cash flows with fee based income streams, limited commodity exposure and long-term contracts; and

•	scalable platforms and opportunities with attractive fundamentals and visible future growth.

Our relationship and access to our sponsor’s expertise in mergers and acquisition transactions will be a significant attribute to achieving our growth objectives.

Customers

Our terminals collectively provide terminalling, storage, throughput and transloading services to a broad mix of third-party customers, including major oil and gas companies, independent refiners, crude oil and petroleum product marketers, distributors, chemical companies and various manufacturers.

As of June 30, 2013, our terminals had 45 customers with services agreements. On a pro forma basis for the six months ended June 30, 2013, our five largest customers accounted for a total of approximately 50% of our revenues, with our two largest customers individually representing approximately 16% and 10% of our revenues during that period. No other customer accounted for more than 10% of our revenues during that period.

Contracts

We enter into services agreements with our customers to provide terminalling, storage, throughput and transloading services, for which we charge storage and/or throughput fees and ancillary services fees. Due to our geographic diversity, certain customers utilize multiple facilities and may have multiple services agreements for our terminalling, storage, throughput and transloading services.

The services agreements we enter into with our customers for crude oil, petroleum products and chemicals terminalling, storage, throughput and transloading services typically have terms of one year to ten years. Many of

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Arc Logistics Partners LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director and named executive officer; and

•	all of our directors and executive officers as a group.

Unless otherwise noted, the address for each beneficial owner listed below is 725 Fifth Avenue, 19th Floor, New York, New York 10022.

Name of Beneficial Owner, Executive Officer and Director	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Arc Logistics GP LLC	—	—%	—	—%	—%
Lightfoot	68,617	1.1%	5,146,264	84.6%	42.9%
Center Oil	11,685	0.2%	876,391	14.4%	7.3%
Vincent T. Cubbage		%	—	—%	%
Michael H. Hart		%	—	—%	%
John S. Blanchard		%	—	—%	%
Bradley K. Oswald		%	—	—%	%
Stephen J. Pilatzke		%	—	—%	%
Eric J. Scheyer		%	—	—%	%
Daniel R. Castagnola		%	—	—%	%
Edward P. Russell		%	—	—%	%
Sidney L. Tassin		%	—	—%	%
All named executive officers and directors as a group (8 persons)		%		%	%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering our sponsor will own 68,617 common units and 5,146,264 subordinated units representing an 42.9% limited partner interest in us and our sponsor will own and control our general partner. Our sponsor will also appoint all of the directors of our general partner, which will maintain a non-economic general partner interest in us and be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Arc Logistics Partners LP.

Formation Stage

The aggregate consideration received by our general partner and our sponsor for the contribution of their interests in Arc Terminals LP and Arc Terminal GP LLC	• 68,617 common units;

• 5,146,264 subordinated units; and

• incentive distribution rights.

A portion of the net proceeds from this offering will be used to fund the purchase of the LNG Interest from an affiliate of GE EFS and to repay intercompany payables owed to our sponsor.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our sponsor would receive an annual distribution of approximately $8.1 million on its units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our sponsor will own approximately 42.9% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2023 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2023, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, our sponsor will own 42.9% of our outstanding common and subordinated units.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our sponsor will hold 68,617 common units and 5,146,264 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under the registration rights agreement that we expect to enter into, our sponsor will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the registration rights agreement, these registration rights allow the parties or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, our general partner, the executive officers and directors of our general partner, our sponsor, GCAC and Center Oil have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Barclays Capital Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Please read “Underwriting” for a description of these lock-up provisions.

Prior to the completion of this offering, we expect to adopt the LTIP. If adopted, we will file a registration statement on Form S-8 under the Securities Act to register common units issuable under the LTIP. This

UNDERWRITING

Citigroup Global Markets Inc. and Barclays Capital Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.
Barclays Capital Inc.
SunTrust Robinson Humphrey, Inc.
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
Global Hunter Securities, LLC

Total	6,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per common unit. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our general partner, the executive officers and directors of our general partner, our sponsor, GCAC and Center Oil have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Barclays Capital Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Citigroup Global Markets Inc. and Barclays Capital Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We have applied to have our common units listed on the NYSE under the symbol “ARCX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Arc Logistics Partners LP
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be approximately $4.0 million not including the underwriting discount or the structuring fee. We will pay Citigroup Global Markets Inc. and Barclays Capital Inc. a structuring fee of equal to 0.75% of the gross proceeds of the offering for the evaluation, analysis and structuring of the partnership. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of common units either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase common units in the open market or must exercise the over-allotment option. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

FINRA

Because the Financial Industry Regulatory Authority (“FINRA”) views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Washington, D.C.

EXPERTS

The financial statements of Arc Terminals LP as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statement of balance sheet of Arc Logistics Partners LP as of July 29, 2013 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in accounting and auditing.

The financial statements of Arc Terminals Mobile Holdings, LLC as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Gulf LNG Holdings Group, LLC as of December 31, 2012 and for the year ended December 31, 2012 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Gulf LNG Holdings Group, LLC at December 31, 2011 and for the year then ended, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.arcxlp.com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other

ARC LOGISTICS PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma condensed combined balance sheet of Arc Logistics Partners LP (“Arc Logistics”) as of June 30, 2013 and the related unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013. The pro forma condensed combined financial statements for Arc Logistics have been derived from the historical consolidated financial statements of Arc Terminals LP (our “Predecessor” or “Arc Terminals”).

Our unaudited pro forma condensed combined financial statements give pro forma effect to the following:

•

the acquisition of Arc Terminals Mobile Holdings, LLC from Gulf Coast Asphalt Company, LLC (“GCAC”) in February 2013 (which is reflected only in the statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013);

•

the contribution of all of the limited partner interests in Arc Terminals and limited liability company interests in Arc Terminals GP LLC (“Arc Terminals GP”) to us by our sponsor, GCAC and Center Oil and the issuance by us to these entities of an aggregate of 81,081 common units and 6,081,081 subordinated units;

•

the issuance of 6,000,000 common units to the public and the application of the net proceeds therefrom as described in “Use of Proceeds,” including the acquisition of a 10.3% limited liability company interest in Gulf LNG Holdings Group LLC (“Gulf LNG Holdings”), which owns a liquefied natural gas regasification and storage facility in Pascagoula, MS (the “LNG Interest”); and

•	amending and restating our existing credit facility to refinance our outstanding indebtedness.

The unaudited pro forma condensed combined balance sheet assumes the events listed above occurred as of June 30, 2013 (other than the acquisition of Arc Terminals Mobile Holdings, LLC from GCAC). The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013 assume the events listed above occurred as of January 1, 2012.

The unaudited pro forma condensed combined financial statements have been prepared on the basis that Arc Logistics will be treated as a partnership for federal income tax purposes.

The accompanying unaudited pro forma condensed combined financial statements of Arc Logistics should be read together with the historical consolidated financial statements of our Predecessor included elsewhere in this prospectus. The accompanying unaudited pro forma condensed combined financial statements of Arc Logistics were derived by making certain adjustments to the historical consolidated financial statements of our Predecessor. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual effects of the events may differ from the pro forma adjustments. However, management believes the assumptions utilized to prepare the unaudited pro forma adjustments provide a reasonable basis for presenting the significant effects of the events identified above as currently contemplated and that the unaudited pro forma adjustments are (i) factually supportable; (ii) directly attributable to the transaction; and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements of Arc Logistics are not necessarily indicative of the results that actually would have occurred if Arc Logistics had completed the offering and other events identified above on the dates indicated or which could be achieved in the future.

ARC LOGISTICS PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2013

(in thousands)

	Predecessor Historical	Transaction and Offering Adjustments		Partnership Pro Forma
Assets
Current assets:
Cash and cash equivalents	$1,726	$111,900	(a)	$1,726
		(341	)(b)
		(29,600	)(b)
		(73,000	)(b)
		(5,938	)(b)
		(3,021	)(b)
Trade accounts receivable	3,402	—		3,402
Due from related parties	567	—		567
Inventories	240	—		240
Other current assets	509	—		509

Total current assets	6,444	—		6,444

Property, plant and equipment, net	197,450	—		197,450
Intangible assets, net	40,887	—		40,887
Investment in Gulf LNG Holdings	—	73,000	(b)	73,000
Goodwill	15,162	—		15,162
Other assets	3,280	(3,280	)(c)	—
		1,938	(c)	1,938

Total assets	$263,223	$71,658		$334,881

Liabilities and Partners’ Capital
Current liabilities:
Credit facility, current	$4,875	$(4,875	)(b)	$—
Accounts payable	4,238	—		4,238
Due to related parties	127	—		127
Accrued expenses	1,977	—		1,977
Due to general partner	3,021	(3,021	)(b)	—
Deferred revenue, current portion	7	—		7
Other liabilities	30	—		30

Total current liabilities	14,275	(7,896)		6,379

Credit facility, net of current	110,500	4,534	(b)	115,034
Deferred revenue, net of current portion	56	—		56
Commitments and contingencies
Preferred units	30,600	(29,600	)(b)	—
		(1,000	)(d)
Partners’ capital (deficit)
General partner interest	107	(107	)(d)	—
Public common unitholders	—	107,900	(a)	106,282
		(1,618	)(c)
Common unitholders	—	1,431	(d)	1,409
		(22	)(c)
Subordinated unitholders	107,685	(107,685	)(d)	105,721
		107,361	(d)
		(1,640	)(c)

Total partners’ capital	107,792	105,620		213,412

Total liabilities and partners’ capital	$263,223	$71,658		$334,881

ARC LOGISTICS PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(in thousands)

	Predecessor Historical	Acquisition of Arc Terminals Mobile Holdings LLC(e)	Transaction and Offering Adjustments		Partnership Pro Forma
Statement of Operations Data:
Revenues
Third-party customers	$13,201	$11,605	$—		$24,806
Related parties	9,663	—	—		9,663

	22,864	11,605	—		34,469
Expenses:
Operating expenses	7,266	6,480	—		13,746
Selling, general and administrative	2,283	1,106	(370	)(f)	3,019
Selling, general and administrative–affiliate	2,592	—	—		2,592
Depreciation	3,317	2,482	(1,057	)(g)	4,742
Amortization	624	834	3,052	(g)	4,510

Total expenses	16,082	10,902	1,625		28,609

Operating income	6,782	703	(1,625)		5,860

Other income (expense):
Equity earnings from the LNG Interest	—	—	7,802	(h)	7,802
Gain on fire/oil spill	—	888	—		888
Other income	4	152	—		156
Interest expense	(1,320)	(714)	(2,250	)(i)	(4,284)

Total other income (expense)	(1,316)	326	5,552		4,562

Income before taxes	5,466	1,029	3,927		10,422
Income taxes	43	—	—		43

Net income	$5,423	$1,029	$3,927		$10,379

Common unitholders’ interest in net income

Arc Logistics Partners LP Pro Forma Per Unit:
Common unitholders’ interest in net income					$5,190
Subordinated unitholders’ interest in net income					$5,190
Net income per common unit (basic and diluted)					$0.85
Net income per subordinated unit (basic and diluted)					$0.85

Weighted-average number of limited partners–units outstanding (basic and diluted)
Common units					6,081,081
Subordinated units					6,081,081

ARC LOGISTICS PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2013

(in thousands)

	Predecessor Historical	Acquisition of Arc Terminals Mobile Holdings LLC(e)	Transaction and Offering Adjustments		Partnership Pro Forma
Statement of Operations Data:
Revenues:
Third-party customers	$18,683	$1,601	$—		$20,284
Related parties	4,021	—	—		4,021

	22,704	1,601	—		24,305
Expenses:
Operating expenses	9,132	692	—		9,824
Selling, general and administrative	4,793	224	(3,238	)(f)	1,779
Selling, general and administrative–affiliate	1,218	—	—		1,218
Depreciation	2,605	273	(125	)(g)	2,753
Amortization	2,135	23	382	(g)	2,540

Total expenses	19,883	1,212	(2,981)		18,114

Operating income	2,821	389	2,981		6,191

Other income (expense):
Gain on bargain purchase of business	11,777	—	—		11,777
Equity earnings from the LNG Interest	—	—	4,806	(h)	4,806
Other income	47	21	—		68
Interest expense	(3,433)	(102)	1,526	(i)	(2,009)

Total other income (expense)	8,391	(81)	6,332		14,642

Income before taxes	11,212	308	9,313		20,833
Income taxes	15	—	—		15

Net income	$11,197	$308	$9,313		$20,818

Common unitholders’ interest in net income

Arc Logistics Partners LP Pro Forma Earnings Per Unit:
Common unitholders’ interest in net income					$10,409
Subordinated unitholders’ interest in net income					$10,409
Net income per common unit (basic and diluted)					$1.71
Net income per subordinated unit (basic and diluted)					$1.71

Weighted-average number of limited partners–units outstanding (basic and diluted)
Common Units					6,081,081
Subordinated units					6,081,081

ARC LOGISTICS PARTNERS LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet of Arc Logistics as of June 30, 2013, and the related unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013 are derived from the historical consolidated financial statements of our Predecessor included elsewhere in the prospectus.

Upon completion of this offering, Arc Logistics anticipates incurring incremental selling, general and administrative expenses as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, registered independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma condensed combined financial statements do not reflect these incremental selling, general and administrative expenses.

Note 2. Unaudited Pro forma Condensed Combined Balance Sheet Adjustments

The following adjustments to the unaudited pro forma condensed combined balance sheet assume the following transactions occurred on June 30, 2013:

(a)	Reflects estimated proceeds to the Partnership of $111.9 million from the issuance and sale of common units in this offering net of underwriting discounts and structuring fees of 6.75%.

(b)	Reflects the use of the estimated proceeds net of underwriting discounts and structuring fees as follows:

•	to purchase the LNG Interest from an affiliate of GE Energy Financial Services for $73 million;

•	to make a distribution to GCAC of $29.6 million as partial consideration for the contribution of its limited partner interests in Arc Terminals LP:

•	to repay $0.3 million of indebtedness outstanding under Arc Terminals’ amended and restated credit facility;

•	to repay $3.0 million of payables owed to our sponsor; and

•

to pay offering expenses (other than underwriting discount and structuring fees) of approximately $4.0 million and fees and costs associated with the Partnership’s amended and restated credit facility of approximately $1.9 million.

(c)	Reflects the elimination of deferred financing costs relating to amending and restating Arc Terminals’ existing credit facility and recognition of $1.9 million in deferred financing costs relating to the Partnership’s amended and restated credit facility.

(d)	Reflects the contribution by Lightfoot, Center Oil and GCAC of their respective ownership interests in Arc Terminals LP and Arc Terminals GP to the Partnership in exchange for 81,081 common units and 6,081,081 subordinated units and also reflects the issuance to the general partner of a non-economic general partner interest and incentive distribution rights.

Note 3. Unaudited Pro forma Condensed Combined Statements of Operations Adjustments

The following adjustments to the unaudited pro forma condensed combined statements of operations assume the above-noted transactions occurred as of January 1, 2012:

(e)	Reflects the addition of the financial results from the acquisition of Arc Terminals Mobile Holdings, LLC for the periods prior to the acquisition.

(f)	Reflects the elimination of one-time transaction related expenses associated with the acquisitions that were completed in 2013.

(g)	Reflects the impact of the change in depreciation and amortization expense due to the fair value adjustments relating to recording Arc Terminals Mobile Holdings, LLC’s acquired net assets to fair value on February 8, 2013.

(h)	Reflects the equity earnings from the acquisition of the LNG Interest.

(i)	Reflects the estimated interest expense, amortization of the deferred financing costs and unused credit facility fees of the Partnership’s amended and restated credit facility with an estimated average balance of $115 million.

Note 4. Pro Forma Net Earnings per Unit

Pro forma net income per unit is determined by dividing the pro forma net earnings available to common and subordinated unitholders of Arc Logistics by the number of common and subordinated units to be issued to our parent in exchange for all of the outstanding equity interests in Arc Logistics, plus the number of common units expected to be sold to fund the distribution and debt repayment. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be units and units, respectively. If the underwriters exercise their option to purchase additional common units in full, the total number of common units outstanding on a pro forma basis will not change.

All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net earnings per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

Arc Logistics Partners LP

6,000,000 Common Units

Representing Limited Partner Interests

PROSPECTUS

                , 2013

Citigroup

Barclays

SunTrust Robinson Humphrey

RBC Capital Markets

Baird

Stifel

Global Hunter Securities

Through and including                 , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE listing fee the amounts set forth below are estimates.

SEC registration fee	$12,880
FINRA filing fee	15,500
Printing expenses	157,000
Fees and expenses of legal counsel	2,000,000
Accounting fees and expenses	1,600,000
Transfer agent and registrar fees	5,000
NYSE listing fee	125,000
Miscellaneous	84,620

Total	$4,000,000

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of our general partner and certain of its affiliates, their officers and directors, and any person who controls our general partner and certain of its affiliates, including indemnification for liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On July 29, 2013, in connection with the formation of Arc Logistics Partners LP, we issued (i) the non-economic general partner interest in us to Arc Logistics GP LLC and (ii) the 100.0% limited partner interest in us to Lightfoot Capital Partners, LP for $1,000.00. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Index to Exhibits is incorporated herein by reference.

II-1